JACKSON L. MORRIS
Attorney at Law
Admitted in Florida and Georgia (inactive)
3116 West North A Street ® Tampa, Florida  33609-1544 ® 813–874–8854 ® Cell 813–892–5969
Fax 800–310–1695  ®  e-mail: jackson.morris@verizon.net; jackson.morris@rule144solution.com
www.Rule144Solution.com

August 26, 2008

By EDGAR

Craig D. Wilson
Senior Assistand Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:      New Mexico Software, Inc.
Form 10-KSB for the year ended December 31, 2007
Form 10-QSB for the quarterly period ended March 31, 2008
Commission File No.  333-30176

Dear Mr. Wilson:

New Mexico Software, Inc. has asked me to reply to your letter dated July 21, 2008.  In that letter, you raise two issues:  (1) Performance of management's assessment of internal control over financial reporting for the year ended December 31, 2007; and (2) The appropriate form for reporting results for the quarter ended March 31, 2008.

With respect to the first issue, you conclude that management did not perform an assessment as required.  Your conclusion is understandable, based on the language used by the registrant to describe what management did with respect to its 2007 assessment.  That language in Item 8A is:

Disclosure Controls and Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management did not use a framework to conduct the required evaluation of the effectiveness of our internal control over financial reporting since, in the view of management, comparison with a framework was unwarranted because the size of the Company’s current operations are such that management is aware of all current transactions. An evaluation was conducted under the supervision and with the participation of the Company’s management, including the President (Principal Executive Officer) and Treasurer (Principal Accounting and Financial Officer), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the fiscal period ending December 31, 2007 covered by this Annual Report on Form 10-KSB. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. This conclusion does not relate to reporting periods after December 31, 2007.  [Emphasis added]

Based on the initial statement in the second sentence that a framework was not used, it is easy to conclude that an evaluation was not conducted, notwithstanding the following sentence that says "an evaluation was conducted".  It is not clear how the first sentence was included in the disclosure.  My examination of the chief executive officer and the chief financial officer has revealed that a "framework", developed for the registrant by an outside consultant, was used to make management's evaluation (assessment) of controls and procedures.  I believe the introduction of the erroneous disclosure regarding framework may have been the result of confusion arising from the conclusion that such controls and procedures did not satisfy the requirements of the rules.  This failure to satisfy is a result of limited depth and breadth of personnel and limited financial resources.  Please advise as to whether or not this explanation of the disclosure is satisfactory.  I have not yet reached a conclusion as to whether the erroneous statement about use of a framework is of such a material nature as to require an amendment to the Form 10-K.

Based on advice obtained elsewhere, the registrant filed its quarterly report on Form 10-QSB.  Form 10-Q was the appropriate form for use at March 31, 2008, as you have advised.  As you are aware, Form 10-Q (and Regulation S-K), as applied to smaller filers, contains certain additional items of disclosure, when compared to Form 10-QSB.  The registrant believes that its Form 10-Q for the quarter ended June 30, 2008 appropriately covers all items required by the form in the manner specified in Regulation S-K.  Accordingly, the registrant intends to amend its report for the March 31 quarter to reflect Form 10-Q and the items of disclosure required thereby.

Please do not hesitate to give me a telephone call or write, in the event my responses need clarification.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc:       Richard Govatski, President

New Mexico Software, Inc.